[letterhead of RP Financial, LC.]

                                                 August 29, 2003


Boards of Directors
Provident Bancorp, MHC
Provident Bancorp, Inc.
Provident Bank
400 Rella Boulevard
Montebello, New York  10901


Re:      Plan of Conversion and Reorganization
         Provident Bancorp, MHC
         Provident Bancorp, Inc. and
         Provident Bank

Members of the Board:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the "Plan") adopted by the Board of Directors of Provident Bancorp, MHC (the "MHC") and an Agreement and Plan of Reorganization (the "Agreement") between the MHC, Provident Bancorp, Inc. ("Bancorp") and Provident Bank, Montebello, New York. Pursuant to the Plan and Agreement, Bancorp, which owns 100% of the Bank, will be succeeded by a new Delaware corporation with the same name. As part of the conversion, Bancorp will sell shares of common stock in an offering representing the 55.53% interest in Bancorp currently owned by the MHC. Bancorp will also issue shares of common stock to the public stockholders of Bancorp pursuant to an exchange ratio that will preserve the ownership ratio of the public stockholders, before taking into account the contribution of newly-issued shares to a newly-formed charitable foundation or the issuance of shares in the simultaneous merger transaction with E.N.B Holding Company ("ENB"), the holding company for Ellenville National Bank, Ellenville, New York.

         We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in Bancorp are to be issued to: (1) Eligible Account Holders; (2) the Tax-Qualified Employee Stock Benefit Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members. If the above persons do not subscribe for all of the shares offered, Bancorp will offer the remaining shares to the general public, giving preference to: (1) residents of Rockland and Orange County, New York; (2) Bancorp's public stockholders; (3) Ellenville National Bank's depositors; and (4) other members of the general public.

         Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

         (1) the subscription rights will have no ascertainable market value; and,

         (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

RP Financial, LC.
Board of Directors
August 29, 2003
Page 2


         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Bancorp's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                                 Sincerely,

                                                 /s/ RP FINANCIAL, LC.

                                                 RP FINANCIAL, LC.